Registration No.  333-63941
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 314

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on March 26, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


DIVERSIFIED INCOME & GROWTH TRUST, 1999 SPRING SERIES


The Trust. FT 314 (the "Trust") is a unit investment trust consisting of a fixed, diversified portfolio of common stocks with current dividend yields on the Initial Date of Deposit of at least 70% of the dividend yield on the Standard & Poor's 500 Composite Stock Price Index (the "Equity Securities"). The portfolio was chosen because, in the opinion of the Securities Research Department of A.G. Edwards & Sons, Inc., the companies are likely to consistently raise annual dividends.


The Trust is designed to achieve two primary objectives: a higher stream of income each year and risk reduction through diversification. See "Schedule of Investments." The Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objectives of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited therein. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship among the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 3.3% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.23 per Unit, divided by the number of Units of the Trust outstanding. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing on November 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2000, a deferred sales charge of $.046 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


              The date of this Prospectus is March 26, 1999 sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 3.3% of the Public Offering Price (equivalent to 3.333% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organization costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 3.3% of the Public Offering Price (equivalent to 3.413% of the net amount invested), which will be reduced to 2.8% of the Public Offering Price per Unit on April 3, 2000. The minimum amount which an investor may purchase of the Trust is $1,000 ($500 for Individual Retirement Accounts, Roth Individual Retirement Accounts, Education Individual Retirement Accounts or other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Estimated Net Annual Distributions. The estimated net annual dividend distribution to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in the Trust) on the Initial Date of Deposit was $.2769 per Unit. The actual net annual dividend distribution per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distribution will be realized in the future.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid on the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Dates as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Any Unit holder may elect to have each distribution of income or capital on his or her Units automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments, if any. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. While under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust
 (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 1,000 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Termination. The Trust will terminate approximately three years after the Initial Date of Deposit regardless of market conditions at that time. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trust to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 1,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates or economic recession. Volatility in the market price of the Equity Securities in the Trust also changes the value of the Units of the Trust. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. See "What are the Equity Securities Selected for the Diversified Income & Growth Trust, 1999 Spring Series?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                  of the Equity Securities-March 26, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                     15,000
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,000
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $148,506
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $  9.900
    Maximum Sales Charge of 3.3% of the Public Offering Price per Unit
        (3.333% of the net amount invested, exclusive of the deferred sales charge) (3)                       $   .330
    Less Deferred Sales Charge per Unit                                                                       $  (.230)
    Public Offering Price per Unit (3)                                                                        $ 10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                               $  9.670
Redemption Price per Unit (based on aggregate underlying value of Equity Securities) (4)                      $  9.670

CUSIP Number                                          30264U 804
Security Code                                         56646
First Settlement Date                                 March 31, 1999
Mandatory Termination Date                            March 26, 2002
Discretionary Liquidation Amount                      The Trust may be terminated if the value thereof is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the initial offering period.
Trustee's Annual Fee                                  $.0096 per Unit outstanding.
Evaluator's Annual Fee                                $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                      Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.
Portfolio Supervisor's Annual Fee (5)                 $.0035 per Unit outstanding, payable to an affiliate of the Sponsor.
Estimated Organization Costs (6)                      $.0200 per Unit.
Income Distribution Record Date                       Fifteenth day of each March, June, September and December commencing
                                                      June 15, 1999.
Income Distribution Date (7)                          Last day of each March, June, September and December
                                                      commencing June 30, 1999.

____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organization costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0033 per Unit.

(6) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organization costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statement of Net Assets."

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.


                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately three years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
UNIT HOLDER TRANSACTION EXPENSES
     (as a percentage of public offering price)
Initial sales charge imposed on purchase                                                    1.00%(a)         $ .100
Deferred sales charge                                                                       2.30%(b)            .230
                                                                                           ________          _______
                                                                                            3.30%            $ .330
                                                                                           ========          =======
Maximum sales charge imposed on reinvested dividends                                        2.30%(c)         $ .230

ORGANIZATION COSTS
     (as a percentage of public offering price)
Estimated organization costs                                                                .200%(d)         $.0200
                                                                                           ========          =======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee                                                                               .097%            $.0096
Portfolio supervision, bookkeeping, administrative and evaluation fees                      .099%             .0098
Other operating expenses                                                                    .054%             .0054
                                                                                           ________          _______
   Total                                                                                    .250%            $.0248
                                                                                           ========          =======



                                                          Example
                                                         _________
                                                                                         Cumulative Expenses
                                                                                            Paid for Period:

                                                                                         1 Year            3 Years
                                                                                         ______            _______
An investor would pay the following expenses on a $1,000 investment, assuming the
Diversified Income & Growth Trust, 1999 Spring Series has an estimated operating
expense ratio of .250% and a 5% annual return on the investment throughout the periods   $ 38              $ 43

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

_____________

(a) The initial sales charge is actually the difference between the maximum total sales charge of 3.3% and the maximum remaining deferred sales charge (initially $.23 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.046 per Unit per month, irrespective of purchase or redemption price deducted monthly commencing November 19, 1999 through March 20, 2000. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 2.3%. Units purchased subsequent to initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


                    DIVERSIFIED INCOME & GROWTH TRUST
                           1999 SPRING SERIES

                                 FT 314


FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY BE OBTAINED BY CALLING THE TRUSTEE AT 1-800-682-7520.


What is the FT Series?

FT 314 is one of a series of investment companies created by the Sponsor, all of which are generally similar but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of the Equity Securities, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of Equity Securities or contracts to purchase Equity Securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.


The Trust is a unit investment trust with a portfolio containing stocks with current dividend yields as of the Initial Date of Deposit of at least 70% of the dividend yield on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), chosen because of the companies' likelihood to consistently raise annual dividends. A.G. Edwards & Sons, Inc. Securities Research Department, along with the Sponsor, scrutinized the dividend security and long-term growth potential of hundreds of companies. The list of Equity Securities in the Trust is recommended by experienced financial professionals at A.G. Edwards & Sons, Inc. from A.G. Edwards & Sons' Diversified Stock Income Plan ("DSIP") and is ultimately selected by the Sponsor. The Trust includes only those stocks believed to have the potential to provide a higher stream of income and which are considered appropriate by long-term income and growth-oriented investors with a three-year investment horizon. In the opinion of A.G. Edwards & Sons, Inc., a company's ability to pay and increase a dividend is an important sign of that company's financial strength. A.G. Edwards & Sons, Inc. has employed this strategy since 1992, scrutinizing the dividend history (when applicable) and long-term dividend growth potential of hundreds of companies. Since the creation of the DSIP list in 1992, 179 companies have had the opportunity to raise their annual dividends one or more times since being added to the DSIP list. From this group, 172 companies (96.1%) have, in fact, raised their annual dividends each time they have had the opportunity. For example, if a company has been on the list for five years, it has raised its annual dividend five times. Investors in the Trust should be aware, however, that current dividend yields are at historic lows for the market as a whole.


The Trust is designed to achieve two primary objectives:

 - Provide a Higher Stream of Income Each Year. With a portfolio of stocks that have the potential to raise their dividends with regularity, conservative, income-oriented equity investors should be better able to keep up with the rising costs of living. An objective of the Trust is to provide investors with a portfolio of stocks with yields of at least 70% of the S&P 500's dividend yield that will result in a growing dividend income over time if held for a period of time, defined as two years or more.

 - Reduce Risk Through Diversification. A well-constructed portfolio of stocks diversified across different industries and sectors can reduce volatility and inflation risk. In fact, studies have shown that stocks in as few as eight industries/sectors with different investment characteristics can reduce risk to roughly that of the marketplace in which the stocks themselves are traded.

In the Sponsor's opinion, there are several reasons to consider common stocks of sound companies with strong dividend-paying histories. In an uncertain market such as we are currently experiencing, rising dividends should be considered an important component of total return. Typically, capital appreciation is believed to be the only important building block in securing a financial future. Many investors, however, fail to recognize the unique role that dividends play in providing total value to an investment. No assurance, however, can be given that the common stocks selected for the Diversified Income & Growth Trust, 1999 Spring Series will consistently raise dividends or that such common stocks will provide for capital appreciation over the life of the Trust.

Importance of Rising Dividends. Dividends should be considered an important ingredient in the investment strategy of many investors. Investors should look for well-managed and financially sound companies with an outlook for solid dividend returns. Many such companies can reward shareholders with a portion of the companies' profits in the form of dividends with the potential to increase year after year, thus producing strong total returns.

Reduce Volatility. Components of total return are the change in price plus dividends an investor receives. Because prices fluctuate, dividend income from selected, well-managed companies can be a more stable component of total return.

To illustrate the importance of emphasizing a rising dividend strategy and ultimately a stronger total return, consider the following investment model, in which dividend yields rise by a half percentage point each year for five years. This hypothetical example allows investors to compare the importance of purchasing a stock that increases its dividend by 5% a year, with a stock for which the dividend remains unchanged over the entire period.

First Stock. A hypothetical dividend increasing 5% per year:


                         Current        Calculated            Cumulative
          Dividend*      Dividend       Stock Price           Total
Year      Rate           Yield          (Dividend/Yield)      Return
____      ________       ________       _______________       ___________
1         $1.00          5.00%          $20.00
2         $1.05          5.50%          $19.09
3         $1.10          6.00%          $18.38
4         $1.16          6.50%          $17.85
5         $1.22          7.00%          $17.43                14.80%


* Rounded for display

The 14.80% Cumulative Total Return is calculated by taking the sum of all the annual cash dividends, $5.53, adding them to the $17.43 stock price at the end of Year 5 for a total of $22.96, and dividing that by the beginning price of $20.00.
$22.96 divided by $20.00 = 14.80%.


Second Stock. A hypothetical dividend remaining unchanged:


                         Current        Calculated            Cumulative
          Dividend*      Dividend       Stock Price           Total
Year      Rate           Yield          (Dividend/Yield)      Return
____      ________       ________       _______________       __________
1         $1.00          5.00%          $20.00
2         $1.00          5.50%          $18.18
3         $1.00          6.00%          $16.67
4         $1.00          6.50%          $15.38
5         $1.00          7.00%          $14.29                -3.55%


* Rounded for display

The -3.55% Cumulative Total Return is calculated by taking the sum of all the annual cash dividends, $5.00, adding them to the $14.29 stock price at the end of Year 5 for a total of $19.29, and dividing that by the beginning price of $20.00.
$19.29 divided by $20.00 = -3.55%.


The first illustration shows how rising dividends have the potential to help minimize the effects of a declining stock market in a rising interest rate environment and enhance an investor's total return.

Hedge Against Interest Rates & Inflation. Stocks with regularly rising dividends tend to provide a hedge against rising interest rates. The stock prices generally tend to increase over time in recognition of that dividend growth. Furthermore, steadily increasing dividends have the potential to cushion a stock price's fall when interest rates rise, as well as amplify a stock's total return when interest rates are stable or declining.

Historically, companies that have increased their annual dividends at above-average rates have given investors the ability to keep up with, or even outpace, the effect inflation has on the increasing costs of living. However, there is no assurance that the Equity Securities selected for the Trust will either continue to pay or raise dividends or that the Equity Securities will provide for capital appreciation over the life of the Trust.

Enhance Returns. Another important consideration is reinvesting dividends. The compounding effect of reinvesting dividends year after year can significantly enhance a portfolio's return.

If investors diversify their portfolios with companies that have the potential to raise their dividends regularly, in the Sponsor's opinion, conservative, income-oriented investors should be better able to enhance their returns.

Accrued Performance. The success of this rising dividend investment strategy may increase further with the consideration of the following conditions. The first and the most essential condition is that investors begin investing as early as possible. The second condition is for investors to reinvest as many of the dividends as they can afford. Finally, individuals must think about all of their investments in terms of long-term performance. In particular, investors will typically increase their profits (through contributions and possible dividends) through participation in tax deferred investment plans, such as IRAs and 401(k) plans.

In the case of those companies which increase their earnings over time, stock prices have the potential to increase in recognition of that growth. Companies who choose to reward stockholders with greater dividends (and not a majority of companies do) help investors increase capital and produce attractive total returns over time, particularly for those who reinvest their dividend income.

When interest rates are stable, if companies can increase their dividends with regularity, their stock prices tend to move up over time in recognition of that dividend growth. If interest rates are rising, steadily increasing dividends tend to cushion the stock prices' fall. In addition, rising dividends help amplify stocks' total returns when interest rates are declining. Generally, when long-term interest rates go up, stock prices usually decline. Furthermore, a diversified stock portfolio may perform well and may even show substantial capital appreciation, when interest rates decline.

The Trust is designed to reduce the two primary risks investors encounter when investing:

 - Volatility (near-term risk)-The price of the investment fluctuates so that upon selling an asset, the price may be lower than what was originally paid.

 - Inflation (long-term risk)-The investment's rate of appreciation does not keep up with the rising cost of living.

It is important that investors achieve some level of growth in their investments, regardless of inflation. Stocks have historically outpaced inflation and are considered one of the best investment vehicles for providing growth. In fact, investing in companies that have increased their annual dividends at above average rates has given investors the ability to keep up with, or outpace, the effect inflation has on raising the cost of living, as well as cushioning a stock's inherent volatility risk.

Given these factors, the Trust has been designed to provide:

 -    Secure dividend payments;

 -    Positive prospects for dividend growth over time;

 - A minimum current dividend yield for each Equity Security at least equal to 70% of the dividend yield on the S&P 500 Index.

There is, however, no assurance that the objective of the Trust will be achieved. See "What are the Equity Securities Selected for the Diversified Income & Growth Trust, 1999 Spring Series?-Risk Factors" for a discussion of the risks inherent in this investment.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trust. Such fee is based on the largest number of Units outstanding in the Trust during the calendar year, except during the initial offering period, in which case the fee for a month is calculated based on the largest number of Units outstanding during the period for which compensation is paid. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.


First Trust Advisors L.P., in its capacity as the Evaluator, will receive an annual evaluation fee as set forth in the "Summary of Essential Information" for providing evaluation services to the Trust. Such fee is based on the largest aggregate number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid.

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trust outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor and its affiliate of supplying such services in such year.


The following additional charges are or may be incurred by the Trust: monthly, quarterly or semi-annual statements to Unit holders; all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes and that each REIT Share (as defined below) represents a share in an entity treated as a real estate investment trust for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.


2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge or are automatically reinvested. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."


3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends (other than capital gains dividends of a REIT, as described below), as defined by
Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units. Certain of the issuers of the Equity Securities intend to qualify under special Federal income tax rules as "real estate investment trusts" (a "REIT," shares of such issuer held by the Trust shall be referred to as the "REIT Shares"). Because Unit holders are deemed to directly own a pro rata portion of the REIT Shares as discussed above, Unit holders are advised to consult their tax advisors for information relating to the tax consequences of owning the REIT Shares. Provided such issuers qualify as a REIT, certain distributions by such issuers on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) as long-term capital gains, regardless of how long a shareholder has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January and received by shareholders or Unit holders in such following year.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In addition, special rules, as described below, apply to a Unit holder's pro rata portion of the REIT Shares.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. DIVIDENDS RECEIVED ON THE REIT SHARES ARE NOT ELIGIBLE FOR THE DIVIDENDS RECEIVED DEDUCTION.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. However, any loss realized by a Unit holder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unit holder has owned his Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of such Unit holder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note, however, that the 1998 Tax Act (and The

Taxpayer Relief Act of 1997 (the "1997 Act")) provide that the application of the rules described above in the case of pass-through entities such as REITs will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as REITs may designate their capital gain dividends as either a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution, or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Accordingly, Unit holders should consult their own tax advisors as to the tax rate applicable to capital gain dividends.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation or REIT. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. If the Unit holder is deemed to recognize gain or loss on the In-Kind Distribution because cash is received in addition to Equity Securities, the amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as U.S. source income, if any) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons. Such persons should consult their tax advisors.


In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25% of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trust.



It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless by treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for U.S income tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.


At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption of the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of United States Unit holders ("U.S. Unit holders") with regard to United States Federal income taxes; Unit holders may be subject to foreign, state and local taxation. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units. Unit holders should consult their tax advisors regarding potential state or local taxation with respect to the Units.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Roth Individual Retirement Accounts, Education Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trust consists of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity
Securities Selected for the Diversified Income & Growth Trust, 1999 Spring Series?"

What are the Equity Securities Selected for the Diversified Income & Growth Trust, 1999 Spring Series?


CAPITAL GOODS
_____________



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company also furnishes TV network services, produces programs, operates VHF and UHF TV stations and provides financial services.



Genuine Parts Company, headquartered in Atlanta, Georgia, distributes automotive and industrial replacement parts and office products throughout most of the United States, in western Canada and in Mexico.



COMMUNICATIONS/MEDIA
____________________



Ameritech Corporation, headquartered in Chicago, Illinois, provides a wide range of communications services including local and long distance telephone, cellular, paging, security, cable TV, Internet access and directory publishing services.



Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.



CONSUMER NON-DURABLES
_____________________



Flowers Industries, Inc., headquartered in Thomasville, Georgia, with subsidiaries, produces a full line of baked goods, including "Flowers' Bakeries" fresh breads and rolls; "Mrs. Smith's Bakeries" fresh and frozen baked desserts, snacks, breads and rolls; and "Keebler's" cookies and crackers.



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages and sells processed food products, including ketchup and sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, frozen pizza and other. The company also provides weight control services.



Procter & Gamble Company, headquartered in Cincinnati, Ohio, makes detergents, fabric conditioners, and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



Sara Lee Corporation, headquartered in Chicago, Illinois, makes, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world.



ENERGY
_______



BP Amoco Plc (ADR), headquartered in London, England, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.



Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum and natural gas and related products; and makes and markets chemicals.



FINANCIAL
__________



BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business through offices in North Carolina, Maryland, South Carolina, Virginia and Washington, D.C. The company offers lease financing to commercial businesses and municipal governments and reinsures and underwrites certain credit life and credit accident and health insurance policies.



FINANCIAL-REITS
______________



Duke Realty Investments, Inc., headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust which owns and manages a diversified portfolio of industrial, office and retail properties.



Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust which owns and operates the nation's largest portfolio of neighborhood and community shopping centers.



Sun Communities, Inc., headquartered in Farmington Hills, Michigan, is a self-managed real estate investment trust which, through subsidiaries, owns and operates manufactured housing and recreational communities concentrated in the midwestern and southeastern regions of the United States.



Urban Shopping Centers, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, manages, leases, acquires, develops and redevelops super-regional and regional malls and community centers throughout the United States.



HEALTHCARE
__________



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines; over-the-counter drugs; and crop protection and pest control products.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and health care products worldwide. The company's products include prescription drugs, animal health, over-the-counter, foot care and sun care products.



RETAIL/APPAREL
_____________



The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank."



UTILITY
_______



American Water Works Company, Inc., headquartered in Voorhees, New Jersey, provides water service and professional services as required to affiliated companies.



New Jersey Resources Corporation, headquartered in Wall, New Jersey, through subsidiaries, supplies natural gas to municipalities in New Jersey.



SIGCORP, Inc., headquartered in Evansville, Indiana, operates a combination gas and electric utility serving customers in southwestern Indiana; invests in real estate, principally through partnerships; markets coal combustion by-products; offers energy management and energy savings programs; and markets telecommunications services.


The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

Risk Factors. All of the Equity Securities are of domestic companies. There are no preferred stock or convertible debt issues.

The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trust is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

One of the securities in the Trust is in ADR form. ADRs, which evidence American Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares (the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying shares were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Security that is a Depositary Receipt, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipt and consequently the value of the Equity Security. The foreign issuer of the security that is a Depositary Receipt may pay dividends in a foreign currency which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

A.G. Edwards & Sons, Inc., in its general securities business, acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. A.G. Edwards & Sons, Inc. also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities.

The criteria for inclusion in the Trust were applied to the Equity Securities immediately prior to the Initial Date of Deposit. Since the Sponsor may deposit additional Equity Securities, the Sponsor may continue to sell Units of the Trust even though the dividend yields on Equity Securities may have changed and would no longer justify inclusion in the Trust. Equity Securities included in the Trust may have been rated by A.G. Edwards & Sons, Inc. in research reports as other than buy, accumulate or maintain at the time of the Initial Date of Deposit because of the three-year investment horizon for the Trust which may vary from the time horizon for research reports. In addition, the Sponsor will continue to sell Units of the Trust even if A.G. Edwards & Sons, Inc. changes a recommendation relating to an Equity Security.

Investors should also note that because A.G. Edwards & Sons, Inc. uses the list of Equity Securities which comprises the portfolio in its independent capacity as a broker/dealer and as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, A.G. Edwards & Sons, Inc. may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interest of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of the Trust) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the Failed Contract Obligation. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to any of the industries represented in the portfolio of the Trust, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 3.3% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.23 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing on November 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2000, a deferred sales charge of $.046 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 3.3% of the Public Offering Price (equivalent to 3.333% of the net amount invested, exclusive of the deferred sales charge). In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including the costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The estimated organization costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Equity Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Equity Securities. To the extent the proceeds from the sale of these Equity Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Equity Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Equity Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Equity Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Equity Securities, to the extent practicable, to an extent which will maintain the same proportionate relationship among the Equity Securities contained in the Trust as existed prior to such sale. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 3.3% of the Public Offering Price (equivalent to 3.413% of the net amount invested), which will be reduced to a minimum sales charge of 2.8% of the Public Offering Price per Unit on April 3, 2000.


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organization costs, divided by the number of Units of the Trust outstanding and reduced by any deferred sales charge not yet paid. During the secondary market, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, divided by the number of outstanding Units in the Trust.

The minimum amount which an investor may purchase of the Trust is $1,000 ($500 for Individual Retirement Accounts, Roth Individual Retirement Accounts, Education Individual Retirement Accounts or other retirement plans). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below).

                                                                              Maximum
Dollar Amount of Transaction                                                  Sales               Net Dealer
at Public Offering Price*                                 Discount            Charge              Concession
______________________                                    ________            __________          __________
$   50,000 but less than $100,000                         0.25%               3.05%               2.20%
$  100,000 but less than $150,000                         0.50%               2.80%               1.95%
$  150,000 but less than $500,000                         0.85%               2.45%               1.60%
$  500,000 but less than $1,000,000                       1.20%               2.10%               1.30%
$1,000,000 or more                                        1.75%               1.55%               1.10%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate same day purchases of Units of the Trust contained in this Prospectus and units of other unit investment trusts containing equity securities for which the Sponsor acted as Principal Underwriter which are currently in the initial offering period for purposes of qualifying for volume purchase discounts listed above. Unit holders may use redemption or termination proceeds from unit investment trusts for which the Sponsor acted as Principal Underwriter to purchase Units of the Trust subject only to the maximum deferred sales charge on such Units, deferred as set forth above. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, with respect to employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisers, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Martin Luther King, Jr.'s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 2.4% of the Public Offering Price for primary and secondary market sales (or 65% of the then current maximum sales charge on April 3, 2000 and thereafter). Dealers and other selling agents will receive a concession or agency commission on the sale of Units subject only to the remaining deferred sales charge equal to: (i) $.15 per Unit on Units sold subject to a deferred sales charge of $.23 per Unit; or
(ii) 65% of the then current maximum remaining deferred sales charge on Units sold subject to a deferred sales charge of less than $.23 per Unit.



Effective on April 3, 2000, the sales charge will be reduced to a minimum sales charge of 2.8% of the Public Offering Price per Unit. However, resales of Units of the Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. In addition, dealers and other selling agents who sell at least $15,000,000 on the Initial Date of Deposit will receive an additional volume concession or agency commission with respect to total sales of Units in the amounts set forth below:


                                       Additional
Total Sales                            Concession*
____________                           ___________
$ 15,000,000                           0.100%
$ 25,000,000                           0.200%
$ 35,000,000                           0.375%
$ 45,000,000                           0.400%
$ 55,000,000                           0.425%
$ 75,000,000                           0.525%
$100,000,000 or more                   0.625%

* Breakpoint sales are not included in this calculation.

No dealer concession will be made for sales to "wrap fee accounts" or similar arrangements, or for sales made to employees, officers and directors of the Sponsor, dealers or vendors providing services to the Sponsor. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of dealers may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Averagesm, the S&P 500 Index or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trust will receive a gross sales commission equal to 3.3% of the Public Offering Price of the Units per Unit sold (equivalent to 3.333% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" Pursuant to a licensing agreement with A.G. Edwards & Sons, Inc., the Sponsor will pay to A.G. Edwards & Sons, Inc. $.0075 per Unit for allowing the Sponsor use of the name "Diversified Stock Income Plan" (the "DSIP") and for periodic research reports relating to the Equity Securities contained in the "Diversified Stock Income Plan" portfolio. See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments."



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 3.3% which will be reduced to 2.8% on April 3, 2000) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated (i.e., book-entry) form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must follow procedures established by the Trustee, including furnishing indemnity satisfactory to the Trustee and paying such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and
(ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of his or her election. The

Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution, the Unit holder must notify the Trustee of his or her election at least 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year. The Trustee shall also furnish to Unit holders a statement on a quarterly basis which describes the performance of the Trust.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tendering to the Trustee, at its unit investment trust office in the City of New York, the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind
Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Summary of Essential Information."

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $25 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited). This paragraph relates only to the Sponsor and not to the Trust or to any series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by underwriters, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to and no later than the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all

Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
FT 314



We have audited the accompanying statement of net assets, including the schedule of investments, of FT 314, comprised of Diversified Income & Growth Trust, 1999 Spring Series, as of the opening of business on March 26, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on March 26, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 314, comprised of Diversified Income & Growth Trust, 1999 Spring Series, at the opening of business on March 26, 1999 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
March 26, 1999

                                                  Statement of Net Assets


                    DIVERSIFIED INCOME & GROWTH TRUST, 1999 SPRING SERIES
                                                                   FT 314
 At the Opening of Business on the Initial Date of Deposit-March 26, 1999


                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                     $148,506
Less liability for reimbursement to Sponsor for organization costs (3)                                            (300)
Less liability for deferred sales charge (4)                                                                    (3,450)
                                                                                                              ________
Net assets                                                                                                    $144,756
                                                                                                              ========
Units outstanding                                                                                               15,000

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $150,006
Less sales charge (5)                                                                                           (4,950)
Less estimated reimbursement to Sponsor for organization costs (3)                                                (300)
                                                                                                              ________
Net assets                                                                                                    $144,756
                                                                                                              ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0200 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory distributions from the Trust
($.23 per Unit), payable to the Sponsor in five equal monthly installments beginning on November 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day), through March 20, 2000. If Units are redeemed prior to March 20, 2000, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 3.3% of the Public Offering Price (equivalent to 3.333% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as described under "Public
Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments

                    DIVERSIFIED INCOME & GROWTH TRUST, 1999 SPRING SERIES
                                                                   FT 314


 At the Opening of Business on the Initial Date of Deposit-March 26, 1999


                                                                             Percentage      Market            Cost of
                                                                             of Aggregate    Value             Equity
Number        Ticker Symbol and                                              Offering        per               Securities to
of Shares     Name of Issuer of Equity Securities (1)                        Price           Share              the Trust (2)
_________     _______________________________________                        __________      _______           ____________
              CAPITAL GOODS
              ______________
 57           GE        General Electric Company                             4.17%           $108.625          $  6,192
215           GPC       Genuine Parts Company                                4.16%             28.750             6,181

              COMMUNICATIONS/MEDIA
              ______________
100           AIT       Ameritech Corporation (3)                            4.17%             61.875             6,187
118           BEL       Bell Atlantic Corporation                            4.15%             52.250             6,165

              CONSUMER NON-DURABLES
              ______________
251           FLO       Flowers Industries, Inc.                             4.17%             24.688             6,197
130           HNZ       H.J. Heinz Company                                   4.17%             47.688             6,199
 62           PG        Procter & Gamble Company                             4.20%            100.563             6,235
236           SLE       Sara Lee Corporation                                 4.17%             26.250             6,195

              ENERGY
              ______________
 62           BPA       BP Amoco Plc (ADR)                                   4.15%             99.313             6,157
 69           MOB       Mobil Corporation (4)                                4.14%             89.125             6,150

              FINANCIAL
              ______________
162           BBT       BB&T Corporation                                     4.17%             38.250             6,197

              FINANCIAL-REITS
              ______________
300           DRE       Duke Realty Investments, Inc.                        4.17%             20.625             6,187
168           KIM       Kimco Realty Corporation                             4.16%             36.750             6,174
203           SUI       Sun Communities, Inc.                                4.17%             30.500             6,192
218           URB       Urban Shopping Centers, Inc.                         4.17%             28.438             6,199

              HEALTHCARE
              ______________
 95           AHP       American Home Products Corporation                   4.17%             65.250             6,199
 67           JNJ       Johnson & Johnson                                    4.15%             92.000             6,164
 75           MRK       Merck & Co., Inc.                                    4.16%             82.375             6,178
 45           PFE       Pfizer Inc.                                          4.17%            137.750             6,199
110           SGP       Schering-Plough Corporation                          4.18%             56.375             6,201

              RETAIL/APPAREL
              ______________
163           MAY       The May Department Stores Company                    4.17%             38.000             6,194

              UTILITY
              ______________
212           AWK       American Water Works Company, Inc.                   4.17%             29.188             6,188
175           NJR       New Jersey Resources Corporation                     4.18%             35.438             6,202
220           SIG       SIGCORP, Inc.                                        4.16%             28.063             6,174
                                                                             _____                             ________
                             Total Investments                                100%                             $148,506
                                                                             =====                             ========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on March 26, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,506. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $147,799 and $707, respectively.

(3)SBC Communications, Inc. ("SBC") has recently announced plans to acquire Ameritech Corporation ("Ameritech"). As per the terms of the merger agreement, each shareholder of Ameritech will receive 1.316 shares of SBC for each share of Ameritech held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of common stock of SBC in exchange for the shares of Ameritech which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

(4)Exxon Corporation ("Exxon") has recently announced plans to acquire Mobil Corporation ("Mobil"). As per the terms of the merger agreement, each shareholder of Mobil will receive 1.32015 shares of Exxon for each share of Mobil held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of common stock of Exxon in exchange for the shares of Mobil which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

CONTENTS:

Summary of Essential Information                           4
Diversified Income & Growth Trust, 1999 Spring Series
FT 314:
    What is the FT Series?                                 6
    What are the Expenses and Charges?                     9
    What is the Federal Tax Status of Unit Holders?       10
    Are Investments in the Trust Eligible for
        Retirement Plans?                                 15
Portfolio:
    What are the Equity Securities?                       15
    What are the Equity Securities Selected for the
        Diversified Income & Growth Trust,
        1999 Spring Series?                               15
        Risk Factors                                      17
    What are Some Additional Considerations
        for Investors?                                    19
Public Offering:
    How is the Public Offering Price Determined?          20
    How are Units Distributed?                            23
    What are the Sponsor's Profits?                       24
    Will There be a Secondary Market?                     25
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                  25
    How are Income and Capital Distributed?               26
    What Reports will Unit Holders Receive?               27
    How May Units be Redeemed?                            27
    How May Units be Purchased by the Sponsor?            29
    How May Equity Securities be Removed
        from the Trust?                                   29
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                   30
    Who is the Trustee?                                   30
    Limitations on Liabilities of Sponsor and Trustee     30
    Who is the Evaluator?                                 31
Other Information:
    How May the Indenture be Amended or Terminated?       31
    Legal Opinions                                        32
    Experts                                               32
Report of Independent Auditors                            33
Statement of Net Assets                                   34
Notes to Statement of Net Assets                          34
Schedule of Investments                                   35

                             ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   First trust (registered trademark)

                    DIVERSIFIED INCOME & GROWTH TRUST
                           1999 SPRING SERIES

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132


                             March 26, 1999


             PLEASE RETAIN THIS PROSPECTUS
                   FOR FUTURE REFERENCE

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 314 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing ("Prospectus").


This Information Supplement is dated March 26, 1999. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Diversified Stock Income Plan                                  1

Diversified Stock Income Plan. The Diversified Stock Income Plan ("DSIP") is a list of companies recommended by experienced professionals at A.G. Edwards & Sons, Inc. A.G. Edwards & Sons, Inc. has compiled this list since 1992 by scrutinizing the dividend histories and long term dividend growth potential of hundreds of companies. The following is a list of companies which comprise the current DSIP list:

ABT       Abbott Laboratories
AJG       Arthur J. Gallagher & Co.
ABS       Albertson's, Inc.
ALL       The Allstate Corporation
AHP       American Home Products Corporation
AWR       American States Water Company
AWK       American Water Works Company, Inc.
AIT       Ameritech Corporation
BPA       BP Amoco Plc (ADR)
ATO       Atmos Energy Corporation
AVB       Avalonbay Communities, Inc.
BBT       BB&T Corporation
BRE       BRE Properties, Inc.
BEZ       Baldor Electric Company
ONE       Bank One Corporation
BKB       BankBoston Corporation
BK        The Bank of New York Company, Inc.
BAC       BankAmerica Corporation
BEL       Bell Atlantic Corporation
BTR       Bradley Real Estate, Inc.
BRCOA     Brady Corporation
BGG       Briggs & Stratton Corporation
BMY       Bristol-Myers Squibb Company
CBL       CBL & Associates Properties, Inc.
CCB       CCB Financial Corporation
CMS       CMS Energy Corporation
CPG       CMS Energy Corporation (Class G)
FUN       Cedar Fair, L.P.
CNT       CenterPoint Properties Corporation
CPJ       Chateau Communities, Inc.
C         Citigroup Inc.
CLG       Colonial Gas Company
CBH       Commerce Bancorp, Inc.
CBSH      Commerce Bancshares, Inc.
NNN       Commercial Net Lease Realty
DF        Dean Foods Company
DDR       Developers Diversified Realty
           Corporation
DRE       Duke Realty Investments, Inc.
EMR       Emerson Electric Co.
EGN       Energen Corporation
EQR       Equity Residential Properties Trust
XON       Exxon Corporation
FPL       FPL Group, Inc.
FNM       Fannie Mae
FITB      Fifth Third Bancorp
FMER      FirstMerit Corporation
FTU       First Union Corporation
FPC       Florida Progress Corporation
FLO       Flowers Industries, Inc.
FFA       Franchise Finance Corporation of America
GE        General Electric Company
GPC       Genuine Parts Company
HRP       HRPT Properties Trust
HRD       Hannaford Bros. Co.
HR        Healthcare Realty Trust, Inc.
HNZ       H.J. Heinz Company
HMN       Horace Mann Educators Corporation
HPT       Hospitality Properties Trust
HI        Household International, Inc.
HUB/B     Hubbell Incorporated (Class B)
IEI       Indiana Energy, Inc.
IPL       IPALCO Enterprises, Inc.
JDN       JDN Realty Corporation
JPR       JP Realty, Inc.

Page 1

JNJ       Johnson & Johnson
JCI       Johnson Controls, Inc.
K         Kellogg Company
KEY       Key Corp.
KIM       Kimco Realty Corporation
LEG       Leggett & Platt, Incorporated
LNC       Lincoln National Corporation
MDU       MDU Resources Group, Inc.
MAC       The Macerich Company
MAY       The May Department Stores Company
MRK       Merck & Co., Inc.
MHX       MeriStar Hospitality Corporation
MOB       Mobil Corporation
MODI      Modine Manufacturing Company
GAS       NICOR Inc.
NUI       NUI Corporation
NA        Nabisco Holdings Corp.
NFG       National Fuel Gas Company
NHP       Nationwide Health Properties, Inc.
NJR       New Jersey Resources Corporation
NWL       Newell Co.
NSP       Northern States Power Company
OHI       OMEGA Healthcare Investors, Inc.
PAG       Pacific Gulf Properties, Inc.
PRK       Park National Corporation
PKY       Parkway Properties, Inc.
PEP       PepsiCo, Inc.
PFE       Pfizer Inc.
PSC       Philadelphia Suburban Corporation
PNY       Piedmont Natural Gas Company, Inc.
PZN       Prison Realty Corporation
PG        Procter & Gamble Company
PLD       ProLogis Trust
STR       Questar Corporation
RGBK      Regions Financial Corporation
RLR       ReliaStar Financial Corp.
SBC       SBC Communications Inc.
SIG       SIGCORP, Inc.
SYY       SYSCO Corporation
SLE       Sara Lee Corporation
SGP       Schering-Plough Corporation
SRP       Sierra Pacific Resources
SOTR      SouthTrust Corporation
SPK       Spieker Properties, Inc.
SUS       Storage USA, Inc.
SUI       Sun Communities, Inc.
TCB       TCF Financial Corporation
TX        Texaco Inc.
USB       U.S. Bancorp
UNM       UNUM Corporation
URB       Urban Shopping Centers, Inc.
WIC       WICOR, Inc.
WGL       Washington Gas Light Company
WRE       Washington Real Estate Investment Trust
WKS       Weeks Corporation
WFC       Wells Fargo Company
WIN       Winn-Dixie Stores, Inc.
YES       Yankee Energy System, Inc.

Page 2


                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 314, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; and The First Trust Special Situations Trust, Series 190, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 314, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 26, 1999.

                              FT 314

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   March 26, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated March 26, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-63941) and related Prospectus of FT 314.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 26, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 314 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6